SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October (report no. 2)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.
(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S (“NICE”) REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-06784, 333-08146, 333-11842, 333-09350, 333-11154, 333-111112, 333-111113, 333-134355, 333-144589, 333-145981, 333-153230, 333-162110, 333-162795 and 333-166364), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

Completion of the Acquisition of Fizzback

The acquisition of Fizzback, a global provider of Voice of the Customer solutions, providing software solutions for Real-Time Customer Feedback that drive customer loyalty and employee performance, was completed on October 26, 2011. The acquisition, originally announced on September 19, 2011, was for a total consideration of approximately $80 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name:	Yechiam Cohen
Title:	General Counsel

Dated: October 26, 2011